CALL TO

A GENERAL ORDINARY AND GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

By resolution of the Board of Directors of CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. (the “Company”), and pursuant to articles 179, 180, 182, 183, 186 and other applicable articles of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) and Clauses Seventeenth, Eighteenth, Nineteenth, Twenty-Second and other applicable clauses of the by-laws of the Company, holders of the capital stock of the Company, are hereby summoned to a General Ordinary Shareholders Meeting and a General Extraordinary Shareholders Meeting to be held at 16:00 (sixteen) and 16:30 (sixteen thirty) hours, respectively, on September 3, 2026 (collectively, the “Meetings”), in the corporate domicile of the Company located at Avenida Antonio Dovalí Jaime No. 70, Tower B, Floor 13, Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, in order to deal with the matters contained in the following:

GENERAL ORDINARY SHAREHOLDERS MEETING

AGENDA

I.	Resignation, appointment and/or ratification, if applicable, of the individuals who shall be members of the Board of Directors of the Company.

II.	Appointment of delegates who will carry out and formalize the resolutions adopted by this meeting.

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

AGENDA

I.	Presentation, discussion, and, if applicable, approval of a proposal to amend the Company’s by-laws primarily to align them, among other things, with the modifications required by the Directorate General for Foreign Investment (Dirección General de Inversión Extranjera) of the Ministry of Economy (Secretaría de Economía), in the context of the merger of the Company, as the merging entity that will survive, with Grupo Viva Aerobús, S.A. de C.V. (“Viva”) registered with the Federal Taxpayers Registry (Registro Federal de Contribuyentes) under tax identification number R.F.C.: OMN-060209-4W3, and whose tax name is GRUPO VIVA AEROBUS, as the merged entity that will be extinguished (the “Merger”).

II.	Presentation, discussion, and, if applicable, approval of the composition of the Company’s Board of Directors as a result of the Merger.

III.	Presentation, discussion, and, if applicable, approval of the composition of the Technical Committee of the Irrevocable Trust Agreement Number 80676 (“CPO Issuer Trust”) as a result of the Merger.

IV.	Appointment of delegates to carry out and formalize the approvals and resolutions adopted by this meeting.

Pursuant to clause Nineteenth of the Company’s by-laws, in order to have the right to attend the Meetings, the shareholders must be registered in the Stock Registry Book of the Company and present the corresponding admission card, which must be requested no later than 48 (forty-eight) hours prior to the start of the Meetings, at the domicile located at Javier Barros Sierra 540, Building 1, Floor 4, Colonia Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, by depositing the corresponding share certificates or provide evidence of the corresponding deposit certificates of such shares issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., by a Mexican credit or foreign institution, or by an authorized brokerage firm. In order to obtain the above-mentioned admission card, the depositors with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., must enclose to the statements issued by such institution, the lists that identify the names of the corresponding shareholders.

Shareholders or holders of other securities referred to as Series “A” shares of the Company, may be represented by attorneys-in fact who must evidence their authority by means of a power-of-attorney granted in terms of the forms prepared by the Company that comply with the requirements established in paragraph III of article 49 of the Mexican Securities Market Law (Ley del Mercado de Valores) and the by-laws of the Company. Additionally, shareholders of Series “A” shares not held in the CPO Issuer Trust must prove their status as Mexican Investor (as such term is defined below), either directly or through the aforementioned forms, in order for the Company to verify their status.

The abovementioned forms and admission cards may be requested at the domicile located at Javier Barros Sierra 540, Building 1, Floor 4, Colonia Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, within the 15 (fifteen) calendar days prior to the date on which the Meetings will be held, from ten (10:00) to fourteen (14:00) hours and from sixteen (16:00) to eighteen (18:00) hours. Likewise, the information related to the agenda will be available to the shareholders or their representatives, at the above-mentioned hours and domicile, within the 15 (fifteen) calendar days prior to the date of the Meetings.

Pursuant to Clause Six of the Company’s by-laws, the Series “A” shares may be subscribed and paid for or acquired exclusively by Mexican individuals or Mexican legal entities with a foreigner exclusion clause or with a majority of Mexican capital and controlled by Mexican capital (any of them, a “Mexican Investor” and, collectively, the “Mexican Investors”), in accordance with the applicable legislation regarding foreign investment in Mexico.

Any person who is not a Mexican Investor and who participates directly or indirectly in the capital stock of the Company will maintain his or her participation through Ordinary Participation Certificates (“CPOs”) and/or through American Depositary Shares (“ADSs”) and/or American Depositary Receipts (“ADRs”), as applicable, and in any case, neither the CPOs and/or ADSs and/or ADRs grant any voting rights.

The Series “A” shares held in the neutral investment trust established by the Company will be voted in the same manner as the Series “A” shares that are not held in such trust, that is, in the same manner as the majority of the Mexican Investors.

The attendance and the exercise of voting rights are subject to the fulfillment of the change of control provisions set forth in Clause Eight of the by-laws. In the event that the information is insufficient or not proper or the forms do not comply with the forms prepared by the Company, the secretary of the Meetings will not recognize or give any value to such forms, and therefore the Series “A” shares in question will not be accounted for purposes of the quorum for installation or voting at the Meetings.

Mexico City, on August 18, 2026.

/s/José Alejandro de Iturbide Gutiérrez

José Alejandro de Iturbide Gutiérrez

Secretary non-member of the Board of Directors